ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

Terms of New or Amended Securities

For John Hancock Mid Cap Equity Fund

On March 20, 2013, the Board of Trustees approved the liquidation of the shares of beneficial interest of John Hancock Mid Cap Equity Fund, a series of John Hancock Series Trust. The following supplement to the Fund’s registration statement was filed on March 21, 2013, accession number 0000950123-13-0016976:

John Hancock Mid Cap Equity Fund

Supplement dated 3-21-13 to the current Prospectuses

On March 20, 2013, the Board of Trustees of John Hancock Series Trust, of which John Hancock Mid Cap Equity Fund is a series (the “Fund”), approved a Plan of Liquidation (the “Plan”) with respect to the Fund. In approving the Plan, the Board considered the Fund's inability to maintain an economically viable size. The Plan provides that the Fund will begin liquidating its assets as soon as practicable. The Fund will not accept orders from new investors to purchase shares of the Fund after April 5, 2013, and will not accept orders from existing shareholders to purchase additional shares after June 14, 2013. Prior to the final liquidation and distribution of assets, any dividends paid will be paid in accordance with the current dividend option of an account; accounts in which the dividend reinvestment option has been chosen will receive any dividends in the form of additional shares of the Fund.

On or around the close of business on June 28, 2013, the Fund will distribute pro rata all of its assets in cash to its shareholders, and all outstanding shares will be redeemed and cancelled. Prior to that time, the proceeds from the liquidation of portfolio securities will be invested in cash equivalent securities or held in cash. During this time, the Fund may hold more cash or cash equivalents or other short-term investments than normal, which may prevent the Fund from meeting its stated investment objective.

Shareholders can continue to redeem shares daily between now and the liquidation date.

Plan sponsors or plan administration agents should notify participants that the Fund is liquidating and should provide information about alternative investment options.

The Fund reserves the right to further restrict sales of Fund shares.

For more information, please call the John Hancock Funds at 1-800-225-5291.